UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events
On May 28, 2024, the previously announced underwritten secondary offering (the “Secondary Offering”) of 18,719,211 ordinary shares of GlobalFoundries Inc. (the “Company”) closed (including a share repurchase of 3,940,886 ordinary shares, as described below). The price to the public in the Secondary Offering was $50.75 per share. All of the shares were offered by Mubadala Technology Investment Company (the “Selling Shareholder”) and the Company will not receive any proceeds from the Secondary Offering.
In connection with the Secondary Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the Selling Shareholder and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters named therein. Pursuant to the Underwriting Agreement, the underwriters have a 30-day option to purchase up to an additional 2,216,748 ordinary shares at the public offering price minus underwriting discounts and commissions. The above description of the Underwriting Agreement is qualified by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.
Also pursuant to the Underwriting Agreement, the Company agreed to purchase from the underwriters 3,940,886 of the Selling Shareholder’s ordinary shares that are subject to the offering at a price per share equal to the public offering price for the offering.
The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-279625, and related Prospectuses, as such Registration Statement and Prospectuses may be amended from time to time.

Exhibit 1.1
Underwriting Agreement, dated May 22, 2024, among GlobalFoundries Inc., Mubadala Technology Investment Company and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the underwriters named therein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: May 28, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer